UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Publicly Held Company with Authorized Capital

Tax ID (“CNPJ/MF”) No. 06.057.223/0001-71

NIRE 3330027290-9

MATERIAL FACT

Sendas Distribuidora S.A. (“Assaí” or “Company”), in compliance with the provisions of Law No. 6,404, of December 15, 1976, as amended, and Securities and Exchange Commission Resolution No. 44, of August 23, 2021, as amended, hereby informs its shareholders and the market in general as follows, in continuation of the material fact disclosed on May 12, 2024.

At a meeting held on this date, the members of the Company's Board of Directors, in accordance with article 12, paragraph 1, of the Bylaws, unanimously and without reservations approved the election of Mr. José Roberto Meister Müssnich (i) to the position of independent member of the Company's Board of Directors, with a term of office unified with the other members until the Company's Annual General Meeting that resolves on the financial statements for the fiscal year ending on December 31, 2024; and (ii) to the positions of member of the Company's Finance and Investment Committee and People, Culture and Remuneration Committee.

Mr. José Roberto Meister Müssnich has extensive experience in the cash and carry market, having served as CEO of Atacadão S.A. for 14 years, leading the process of the sale of the company to Carrefour Group and being responsible for the management and expansion of Atacadão in Brazil and abroad. Mr. Müssnich is member of the Board of Directors of Grupo LabelVie SA, a company listed on the Moroccan stock exchange with operations in Morocco, Ivory Coast and France. Throughout his career he has held management and consultancy positions in various Brazilian and international groups and companies. The executive has a master's degree (MSc) in business management (PUCRS), postgraduate degrees in business administration (MAN/PUCRS, PPGA/UFRGS) and public administration (UFRGS), and a specialization in marketing (PPGA/UFRGS).

The Company would like to welcome Mr. Roberto Müssnich.

São Paulo, September 2nd, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.